August 10, 2005

United States Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Response to verbal comments on June 8, 2005 and letter dated April 28, 2005
Quepasa Corporation
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 0-25565

Ladies and Gentlemen:

We have reviewed your additional verbal comments, from our conversation on June 8, 2005, regarding our Form 10-KSB filing referenced above, and offer our following responses.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-11

1.	The stock based compensation determined under the fair value method all vested immediately instead of the proscribed 3 year period. As a result there was a significant drop in pro forma stock based compensation expense from 2003 to 2004. We will provide clarity on the vesting periods in future filings.

Stock-Based Compensation, page F-17

2.	We have corrected the pro forma presentation on page F-11 to show the stock based employee compensation as per paragraph 45(c)(2) of SFAS 123.

United States Securities and Exchange Commission

August 10, 2005

Page Two

Part II, Item 8A. Controls and Procedures, page 18

7.	You have asked us to tell you about the basis for our certifying officers conclusions about the effectiveness of our disclosure controls and procedures in light of the material weaknesses communicated by our auditors.

The basis of our auditor’s communication related to a matter it considered to be a material weakness was relating to adequacy of staffing of our accounting and finance department.

Based on the fact that management is in the process of enhancing our accounting and finance staff, we conclude that our disclosure controls and procedures are effective.

We feel that our need to restate our financial statements does not represent a material weakness beyond the scope of the disclosure of controls and procedures addressed in our filings.

We have corrected the language in our certifications so that they are presented as required under 601(b) 31.

We hope that these answers will clarify our operations as they pertain to our financial disclosures. All necessary corrections will be made in future filings. If you should require any further information for clarification, you may contact me at your convenience at 602-716-0100 ext. 258.

Sincerely,

/s/ Charles B. Mathews	/s/ Jeffrey Peterson
Charles B. Mathews	Jeffrey Peterson
Chief Financial Officer	Chairman and Chief Executive Officer